Exhibit 99.2

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Claude Resources Inc. are the responsibility of Management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by Management in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements include amounts that are based on estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

The Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls. These internal accounting controls provide reasonable assurance that financial records are reliable, form a proper basis for preparation of financial statements and that assets are properly accounted for and safeguarded. The internal accounting control process includes Management's communication to employees of policies which govern ethical business conduct.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its audit committee, consisting of independent directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders' auditors have full access to the audit committee, with and without Management being present.

These consolidated financial statements have been audited by the shareholders' auditors, KPMG LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards.

Brian Skanderbeg, P. Geo	Rick Johnson, CPA, CA
Chief Executive Officer	Chief Financial Officer

Date: March 26, 2015

KPMG LLP	Telephone	(306) 934-6200
Chartered Accountants	Fax	(306) 934-6233
500 – 475 Second Avenue South	Internet	www.kpmg.ca
Saskatoon Saskatchewan S7K 1P4
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Claude Resources Inc.

We have audited the accompanying consolidated financial statements of Claude Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31,

2013, the consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Claude Resources Inc. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants

March 26, 2015

Saskatoon, Canada

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Consolidated Statements of Financial Position

(In Thousands of Canadian Dollars)

		DECEMBER 31	DECEMBER 31
		2014	2013
	Note
Assets
Cash and cash equivalents		$11,172	$-
Short-term investments	6	1,177	1,643
Accounts receivable		3,245	2,873
Inventories	7	20,318	20,565
Prepaid expenses and deposits		609	390
Assets held for sale	8	-	13,423
Current assets		36,521	38,894

Mineral properties	9	128,912	140,544
Deposits for reclamation costs	11	2,079	2,237
Non-current assets		130,991	142,781
Total assets		$167,512	$181,675

Liabilities
Bank indebtedness		$-	$8,623
Accounts payable and accrued liabilities	12	8,142	6,997
Loans and borrowings	13	3,600	31,869
Net royalty obligation	14	912	1,001
Liabilities related to assets held for sale	8	-	2,316
Current liabilities		12,654	50,806

Loans and borrowings	13	17,981	-
Net royalty obligation	14	654	1,826
Decommissioning and reclamation	11	6,798	6,447
Non-current liabilities		25,433	8,273

Shareholders' equity
Share capital	15	198,489	195,245
Contributed surplus		7,148	8,223
Accumulated deficit		(76,373)	(80,925)
Accumulated other comprehensive income		161	53
Total shareholders' equity		129,425	122,596
Total liabilities and shareholders' equity		$167,512	$181,675

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Brian Booth, P.Geo.	Ronald J. Hicks, CPA, CA
Chair	Chairman, Audit Committee

Consolidated Statements of Income (Loss)

(In Thousands of Canadian Dollars, except per share amounts)

		DECEMBER 31
		2014	2013
	Note

Revenue		$87,372	$63,794

Mine Operating:
Production costs		50,211	44,051
Production royalty		2,264	-
Depreciation and depletion		21,965	22,949
		74,440	67,000
Gross profit (loss)		12,932	(3,206)

General and administrative		7,240	7,057
Finance expense	16	4,062	3,195
Finance and other income	17	(2,247)	(2,712)
Impairment charge	10	-	63,835
Loss on sale of assets		642	-
(Gain) loss on investments		(1,317)	262
		8,380	71,637

Profit (loss) before income tax		4,552	(74,843)

Deferred income tax recovery		-	(1,420)

Net profit (loss)		$4,552	$(73,423)

Net earnings (loss) per share
Basic and diluted	21
Net earnings (loss)		$0.02	$(0.42)

Basic		186,645	175,562
Diluted		186,877	175,562

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(In Thousands of Canadian Dollars)

	DECEMBER 31
	2014	2013

Net profit (loss)	$4,552	$(73,423)

Other comprehensive loss
(Gain) loss on available-for-sale securities transferred to profit	(1,317)	227
Unrealized gain (loss) on available-for-sale securities	1,425	(199)
Other comprehensive income	108	28
Total comprehensive income (loss)	$4,660	$(73,395)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In Thousands of Canadian Dollars)

	DECEMBER 31
	2014	2013

Share Capital
Balance, beginning of year	$195,245	$193,189
Common shares and warrants issued	1,501	1,421
Transfers from contributed surplus	1,743	635
Balance, end of year	$198,489	$195,245

Contributed Surplus
Balance, beginning of year	$8,223	$6,652
Stock-based compensation	668	2,274
Transfers to share capital	(1,743)	(635)
Other	-	(68)
Balance, end of year	$7,148	$8,223

Accumulated Deficit
Balance, beginning of year	$(80,925)	$(7,502)
Net profit (loss)	4,552	(73,423)
Balance, end of year	$(76,373)	$(80,925)

Accumulated Other Comprehensive Income
Balance, beginning of year	$53	$25
Other comprehensive income	108	28
Balance, end of year	$161	$53

Shareholders' equity, end of year	$129,425	$122,596

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands of Canadian Dollars)

	DECEMBER 31
	2014	2013

Cash flows from (used in) operating activities

Net profit (loss)	$4,552	$(73,423)
Adjustments for non-cash items:
Depreciation and depletion	21,965	22,949
Finance expense	1,291	522
Finance and other income	(1,261)	(1,214)
Impairment charge	-	63,835
Loss on sale of assets	642	-
(Gain) loss on investments	(1,317)	262
Stock-based compensation	668	2,274
Deferred income tax recovery	-	(1,420)
	26,540	13,785

Net changes in non-cash operating working capital:
Accounts receivable	(372)	1,972
Inventories	(205)	(1,530)
Prepaid expenses and deposits	(219)	(113)
Accounts payable and accrued liabilities	1,145	(536)
Cash provided by operating activities	26,889	13,578

Cash flows from investing activities:
Additions to mineral properties	(22,200)	(31,907)
Proceeds from NSR agreement	12,822	-
Proceeds from sale of assets	8,259	-
Repurchase of royalty	(300)	-
Decrease in reclamation deposits	158	-
Decrease (increase) in short-term investments	4,335	(1,500)
Cash provided by (used in) investing activities	3,074	(33,407)

Cash flows from financing activities:
Proceeds from issue of common shares and warrants, net of issue costs	711	725
Debenture redemption	-	(9,751)
Term loan
Proceeds, net of issues costs	-	24,328
Repayments	(2,400)	-
Demand loans:
Proceeds	-	5,000
Repayments	(7,950)	(2,388)
Obligations under finance lease:
Repayments	(291)	(1,495)
Cash from (used in) financing activities	(9,930)	16,419

Increase (decrease) in cash and cash equivalents	20,033	(3,410)
Decrease in cash and cash equivalents related to assets held for sale	(238)	(1,682)

Cash and cash equivalents (bank indebtedness), beginning of year	(8,623)	(3,531)
Cash and cash equivalents (bank indebtedness), end of year	$11,172	$(8,623)

See accompanying notes to consolidated financial statements.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

1.	Corporate Information:

Claude Resources Inc. (“Claude” or the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is at 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6. Its principal office is located at 200, 219 Robin Crescent, Saskatoon, Saskatchewan, S7L 6M8.

Claude Resources Inc. is a gold producer whose shares are listed on both the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada. Its revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

2.	Basis of Preparation:

STATEMENT OF COMPLIANCE

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issue by the Company’s Board of Directors on March 26, 2015.

Details of the Company’s accounting policies, including changes during the year, are included in Notes 3 and 4.

BASIS OF MEASUREMENT

These consolidated financial statements have been prepared on the historical cost basis except for available-for-sale financial assets and liabilities for cash-settled share-based payment arrangements, which are measured at fair value.

FUNCTIONAL CURRENCY

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand, except share data or as otherwise noted.

USE OF JUDGMENTS AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant judgments, estimates and assumptions are related to the useful lives and recoverability of mineral properties and deferred income tax assets or liabilities, valuation of inventory, provisions for decommissioning and reclamation and financial instruments.

Although these estimates are based on Management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Judgments in Applying Accounting Policies

Critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Production Start Date

The Company assesses the stage of each mine under construction to determine when a mine moves into commercial production. The criteria used to assess the start date of commercial production are based on the unique nature of each mine construction project, such as the complexity of the geology and its location. The Company considers various relevant criteria to assess when the mine construction phase is substantially complete and the mine is ready for its intended use. At this point, deferred costs are reclassified from “Mines under construction” to “Producing mines” and “Property, plant and equipment”. Some of the criteria will include, but are not limited, to the following:

•	Completion of a reasonable period of testing of the mine plant and equipment;
•	Ability to produce precious metal in saleable form;
•	Ability to sustain certain levels of ongoing production of precious metals; and
•	Production attaining a reasonable percentage of Mine Plan for a specified period of time.

When a mine enters the production stage, the capitalization of certain construction costs cease and costs are either regarded as inventory or operating expense, except for new capital costs which are capitalized. Depreciation and depletion commence at this time.

Exploration and Evaluation Expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits are likely either from future extraction or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of mineral reserves. The determination of a mineral resource is itself an estimation process that involves varying degrees of uncertainty depending on sub-classification and these estimates directly impact the decision to continue the deferral of exploration and evaluation expenditures. The accounting policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of this expenditure is unlikely, the amount capitalized is written off in the statement of income in the period when the new information becomes available.

Critical Estimates and Assumptions in Applying Accounting Policies

Significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Impairment

At the end of each reporting period, the Company assesses whether any indication of impairment exist. Where an indicator of impairment exists, an estimate of the recoverable amount is made. Determining the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in circumstances may affect these estimates and the recoverable amount.

Fair value for mineral properties is generally determined as the present value of estimated future cash flows arising from the continued use of the assets, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant would take into account. Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Inventories

Net realizable value tests are performed at each reporting date and represent the estimated future sales price of the product the Company expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces is based on assay data, and the estimated recovery percentage is based on the expected processing method.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Stockpile tonnages are verified by periodic surveys.

Mine Operating Costs

When determining mine operating costs recognized in the Consolidated Statements of Income, the Company makes estimates of quantities of ore within stockpiles and of quantities in-circuit and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

Ore Reserve and Resource Estimates

Ore reserves are estimates of the amount of ore that can be economically extracted from the Company’s mining properties. Estimating the quantities and grades of the reserves and resources requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, decommissioning and reclamation, recognition of deferred tax balances and depreciation and amortization charges.

At the end of each financial year, the Company updates its estimate of proven and probable gold mineral reserves and resources. Depreciation of the Company’s mining assets, included within the Mineral properties line item on the Statement of Financial Position, is prospectively adjusted, based on these changes. The Company also monitors the accuracy of the estimate during the periods between annual updates for significant changes to economic assumptions and geological data that could require an interim update to the estimate.

Fair value measurement

The Company measures financial instruments, such as derivatives, at fair value each balance sheet date. The fair values of financial instruments measured at amortized cost are disclosed in Note 22. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset or cash-generating unit (CGU) at fair value less costs of disposal.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

Taxation

Estimation of deferred taxes includes judgments based on expected performance of the Company. Various factors are considered to assess taxes, including past operating results, operational plans, expiration of tax losses and tax pools carried forward and tax planning strategies.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Decommissioning and Reclamation

The Company’s mining and exploration activities are subject to various environmental laws and regulations. The Company estimates environmental obligations based on the current legal and constructive requirements. The Company provides for the closure, reclamation and decommissioning of its operating and development sites based on the estimated future costs using information available at the reporting date. Provision is made, based on net present values, for decommissioning and land restoration costs as soon as the obligation arises.

Additional Accounting Judgments, Estimates and Assumptions

In addition to the above disclosure on estimates and judgments, the Company has disclosed additional information relating to significant estimates and judgments recognized in the consolidated financial statements throughout the following notes:

Note 6	Investments
Note 9	Mineral Properties
Note 11	Decommissioning and Reclamation
Note 14	Net Royalty Obligation
Note 15	Share-based Compensation
Note 20	Income Taxes
Note 22	Financial Instruments

3.	Significant Accounting Policies:

The accounting policies utilized by Management for the Company and its wholly owned subsidiaries have been applied consistently to all periods presented in these consolidated financial statements.

CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. These consolidated financial statements include the Company’s proportionate share of joint operations. Intercompany transactions have been eliminated on consolidation. The financial statements of the subsidiaries are prepared using the same reporting dates as the Company.

FOREIGN CURRENCY TRANSLATION

The Company’s functional and presentation currency is the Canadian dollar. Transactions denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the date of the Statement of Financial Position. Non-monetary items are translated at the rate in effect at the date of the transaction. Exchange gains and losses on these transactions are included in profit (loss).

FINANCIAL INSTRUMENTS

Non-derivative Financial Assets

The Company initially recognizes loans and receivables and deposits on the date they originate. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Financial assets and liabilities are offset and a net asset amount is presented in the Statement of Financial Position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company’s non-derivative financial assets include: held-to-maturity financial assets; loans and receivables; and available-for-sale financial assets.

Held-to-maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying investment securities as held-to-maturity for the current and the following two fiscal years.

The Company’s held-to-maturity financial assets are deposits for reclamation costs.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

The Company’s loans and receivables are comprised of: cash and cash equivalents; accounts receivable; and short-term investments.

Cash and cash equivalents comprise cash balances and deposits with original maturities of three months or less. Bank overdrafts, if utilized, are repayable on demand, form an integral part of the Company’s cash management and are included as a component of cash and cash equivalents for the purpose of the Statement of Cash Flows. The Company only deposits cash surpluses with major banks of high quality credit standing. Cash on hand earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and are not classified in any of the previous categories of financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, these assets are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and presented within equity. When an investment is derecognized through sale or has an impairment that is other than temporary, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

The Company’s investments in equity securities are classified as available-for-sale financial assets.

Non-derivative Financial Liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they originate. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company has the following non-derivative financial liabilities: demand loans; bank overdrafts in the form of a line of credit; accounts payable and accrued liabilities; and the Company’s debenture.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Share Capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Derivative and Other Financial Instruments

Derivative financial instruments, which include foreign exchange and gold derivative contracts, are not designated as hedges. These instruments are recorded using the mark-to-market method of accounting whereby the instruments are recorded in the consolidated Statement of Financial Position at their fair value as either an asset or liability with changes in fair value recognized in profit or loss. Transaction costs are expensed as incurred.

Effective Interest Rate Method

The Company utilizes the effective interest rate method when accounting for certain of its financial instruments. The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.  The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.  When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument.

INVENTORIES

Inventories are comprised of broken ore, gold in-circuit and consumable materials and supplies.

Broken Ore

Broken ore represents material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit. Ore is recorded as an asset that is classified within inventory as material is extracted from underground mines. Ore contained in stockpiles is initially measured by estimating the number of tonnes added and removed from the stockpile, and then converted to estimated ounces of gold contained therein based on assay data and applying estimated metallurgical recovery rates (based on the expected processing method). As ore is processed, costs are removed based on recoverable quantities of gold and each stockpile’s average cost per unit. Ore is accumulated in stockpiles which are subsequently processed into gold dore in a saleable form under a mine plan that takes into consideration optimal scheduling of production of the Company’s reserves, present plant capacity and the market price of gold. Stockpiled ore on surface is valued at the lower of cost and net realizable value.

Gold In-Circuit

Gold contained in the milling circuit represents gold that the Company counts as production but is not yet in a saleable form. Gold contained in the milling circuit is valued at the lower of cost and net realizable value.

Materials and Supplies

Material and supplies inventory is valued at the lower of cost and net realizable value. Any provision for obsolescence is determined by reference to specific stock items identified as obsolete.

ASSETS HELD FOR SALE

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets or deferred tax assets, which continue to be measured in accordance with the Company’s other accounting policies. Impairment losses on initial classification as held-for-sale or held-for-distribution and subsequent gains and losses on re-measurement are recognized in profit or loss. Subsequent gains, if any, are not recognized in excess of any cumulative past impairment losses.

Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

MINERAL PROPERTIES

The Company holds various positions in mining interests, including exploration rights, mineral claims, mining leases, unpatented mining leases and options to acquire mining claims or leases. All of these positions are classified as mineral properties for financial statement purposes.

Recognition and Measurement

All costs related to the acquisition, exploration and development of mineral properties and the development of mining assets are capitalized on a property by property basis. These costs include expenditure that is directly attributable to the acquisition of the asset, as well as development costs on producing properties incurred to develop future producing assets. Development costs on producing properties include only expenditures incurred to develop reserves or for delineation of existing reserves. Interest on debt directly related to the acquisition and development of mineral properties is capitalized until commencement of commercial production. Expenditures for maintenance and repairs are charged to operations expenses as incurred. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property and the availability of financing. Once the decision to proceed to development is made, development and other expenditures relating to the project area are reclassified and disclosed as part of mineral properties with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of additional work on that property are expensed as incurred, except for new development costs which are capitalized.

When material components of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within other income in profit or loss.

Subsequent Costs

The cost of replacing a part of an item of property, plant and equipment is added to the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is removed. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation and Depletion

Depreciation is calculated over the depreciable amount (which is the cost of an asset, less its residual value, if any) using either the straight-line method or the units of production method. Depletion is calculated over the net book value using the units of production method. Land is shown at cost and not depreciated or depleted.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Upon commencement of commercial production, the cost of mine development, mine buildings, plant and equipment directly used in production are amortized using the shorter of the unit of production method over estimated recoverable ore reserves or the useful life of the asset. Estimated recoverable ore reserves include proven and probable mineral reserves.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Pre-exploration expenditures are expensed as incurred.

All direct costs related to the acquisition and exploration of resource property interests are capitalized by property. Exploration and evaluation assets include expenditures on acquisition of rights to explore, studies, exploratory drilling, trenching, sampling, and other direct costs related to exploration or evaluation of a project. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to operational activities in a particular area of interest. Exploration and evaluation assets are initially measured at cost and classified as tangible assets.

An impairment review of exploration and evaluation assets is performed, either individually or at the cash-generating unit (“CGU”) level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided for, in the financial period in which this is determined. Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions below is met:

•	such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or
•	exploration and evaluation activities in the area of interest have not yet reached a stage that permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

Where a project is determined to be technically or commercially feasible and a decision has been made to proceed with development with respect to a particular area of interest, the relevant exploration and evaluation asset is tested for impairment and the balance is reclassified as a development asset in mineral properties.

LEASES

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its cost or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and the leased assets are not recognized in the Company’s statement of financial position.

DECOMMISSIONING AND RECLAMATION

The mining, extraction and processing activities of the Company normally give rise to legal and / or a constructive obligation for site closure or environmental restoration. Closure and restoration can include property decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating and development sites based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The amount of the provision recognized is estimated based on the risk adjusted costs required to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the probability weighted expected cash flows.

When the provision is initially recorded, a corresponding asset is recognized. At each reporting date the restoration and rehabilitation provisions are remeasured in line with changes in discount rates and timing or amounts of the costs to be incurred.

Changes in the provision relating to mine rehabilitation and restoration obligations, which are not the result of the current production of inventory, are added to or deducted from the related asset, other than the unwinding of the discount which is recognized as a finance cost in the Statements of Income. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings.

IMPAIRMENT

Financial Assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset and that the loss event will have a negative effect on the estimated future cash flows of that asset.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. With respect to available-for-sale securities, for which unrealized gains and losses are generally recognized in Other Comprehensive income (“OCI”), a significant or prolonged decline in the fair value of the investment below its cost may be evidence that the assets are impaired. If objective evidence of impairment were to exist, the impaired amount (i.e. the unrealized loss) would be recognized in profit (loss); any subsequent reversals would be recognized in OCI and would not flow back into profit (loss).

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in unrealized gains/losses on available-for-sale financial assets in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss.

If, in a subsequent period, the fair value of an impaired available-for-sale investment security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, other than inventories, deferred tax assets, and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal.

Fair value less costs of disposal is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant would take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different than those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) than a fair value calculation. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit (loss). Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of goodwill, if any, allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date whenever events or changes in circumstances indicate that the impairment may have reversed. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit (loss).

PROVISIONS

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

EMPLOYEE FUTURE BENEFITS

Short-term Employee Benefits

Short-term employee benefit obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Share-based Payments

The Company has two stock-based compensation plans which are described further in Note 15(a) and 15(b).

Stock Option Plan

The Company accounts for all stock option awards using the fair-value method of accounting. Under this method, the Company recognizes compensation expense for the stock options granted based on their grant date fair value, which is determined using the Black-Scholes option pricing model. The fair value of the option is expensed over the vesting period with a corresponding amount recorded as contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Employee Share Purchase Plan

Under the Employee Share Purchase Plan (“ESPP”), compensation expense is recognized as the fair value of the shares granted under the plan and is recognized over the one year vesting period pursuant to the ESPP. Consideration received from the ESPP is recorded as share capital and amounts recorded in contributed surplus related to the fair value of the shares granted under the plan are transferred to share capital upon the issuance of shares. Shares issued pursuant to the ESPP are valued for accounting purposes using the Black-Scholes option pricing model using variables in effect at the grant date.

Deferred Share Unit and Restricted Share Unit Plans

The Company’s Deferred Share Unit (“DSU”) and Restricted Share Unit (“RSU”) Plans are cash-settled. For cash-settled plans, the fair value of the amount payable to eligible individuals is recognized as an expense, with a corresponding increase in liabilities, over the period that the individuals unconditionally become entitled to payment. The liability is re-measured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

TERMINATION BENEFITS

Termination benefits are expensed at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the end of the reporting period, then they are discounted.

REVENUE RECOGNITION

Revenue from the sale of precious metals is recognized when the significant risks and rewards of ownership have passed to the customer. This is when persuasive evidence of an arrangement exists, title and insurance risk passes to the customer, collection is reasonably assured and the price is reasonably determinable.

LEASE PAYMENTS

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

INCOME TAXES

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Tax Exposures

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

EARNINGS PER SHARE

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options and warrants, along with any unrecognized stock-based compensation, would be used by the Company to repurchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

4.	Accounting Standards:

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

Offsetting Financial Assets and Liabilities

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. These amendments have been applied retrospectively. The amendments to IAS 32 did not impact the Company’s consolidated financial statements.

IFRIC 21 Levies

IFRIC 21, Levies (“IFRIC 21”), is effective for annual periods beginning on or after January 1, 2014 and is applied retrospectively. It is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 Income Taxes) and fines or other penalties for breaches of legislation.

The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the Interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The adoption of IFRIC 21 did not have an impact on the consolidated financial statements of the Company as at December 31, 2014 or December 31, 2013.

Future Changes in Accounting Policies

These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 (tentative). The Company is currently evaluating the impact of IFRS 9 on its financial statements, if any.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), was issued by the IASB in May 2014, is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its financial statements, if any.

5.	Determination of Fair Values:

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and or disclosure purposes based on the methods described below. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Investments in Equity Securities and Debt Securities

The fair value of the Company’s available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date.

Derivatives

The fair value of the Company’s forward contracts is estimated based on appropriate price modeling commonly used by market participants. Such modeling uses discounted cash flow analysis with observable market inputs including future interest rates, implied volatilities and the credit risk of the Company or the counterparties as appropriate, with resulting valuations periodically validated through third-party or counterparty quotes.

Share-based payment transactions

The fair value of issuances under the Company’s employee share purchase plan, and stock option plan may be measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior) and the risk-free interest rate (based on government bonds).

6.	Short-term Investments:

As at December 31,		2014	2013

Short-term Investments	(a)	$-	$1,500
Available-for-sale securities	(b)	1,177	143
		$1,177	$1,643

(a) Short-term Investments

Short-term investments are comprised of instruments with terms to maturity between three and 12 months. During the first half of 2014, the Company’s short-term investments were redeemed and utilized for reduction of debt. Short-term investments are classified as loans and receivables for financial instrument purposes (Note 22).

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(b) Available-for-sale Investments

As at December 31,	2014	2013

Available-for-sale securities, beginning of period	$143	$378
Acquisition of available-for-sale securities	2,444	-
Disposition of available-for-sale securities (Note 8)	(1,567)	-
Write-down of available-for-sale securities	-	(284)
Unrealized gain on available-for-sale securities	157	49
Available-for-sale securities, end of period	$1,177	$143

At December 31, 2014, the Company reviewed its portfolio of available-for-sale securities in order to assess whether there was objective evidence of impairment. Factors considered in the Company’s assessment included the length of time and extent to which fair value was below cost and current conditions specific to the investment. Utilizing these factors, the Company determined that the Company’s available-for-sale securities were not impaired in value.

By holding these available-for-sale securities, the Company is exposed to various risk factors including market price risk and liquidity risk (Note 22).

7.	Inventories:

Details of the Company’s inventories are as follows:

As at December 31,	2014	2013

Gold bullion and in-circuit (1) (2)	$2,743	$2,522
Stockpiled ore (1) (2)	1,101	1,838
Materials and supplies (3)	16,474	16,205
Inventories	$20,318	$20,565

(1)	For the year ended December 31, 2014, depreciation and depletion of $1.2 million is included in the above noted balances (December 31, 2013 - $1.7 million).
(2)	For the year ended December 31, 2014, there was a $0.4 million write-down of gold inventory to net realizable value (December 31, 2013 – $1.8 million).
(3)	For the year ended December 31, 2014, the Company wrote-down $0.1 million of materials and supplies inventory. There was no material write-down or reversal of write-down of materials and supplies inventory for the year ended December 31, 2013.

Write-downs and reversals, if any, are included in production costs.

8.	Assets and Liabilities Classified as Held for Sale:

During 2014, the Company completed the sale of the Madsen Gold Project located in Red Lake, Ontario, Canada to Pure Gold Mining Inc. (“Pure Gold”), formerly Laurentian Goldfields Ltd., for $8.75 million cash and 9,776,885 shares of Pure Gold. The Company disposed of a portion of its Pure Gold shares during 2014; at December 31, 2014, Claude had 4,047,885 shares of Pure Gold remaining.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

9.	Mineral Properties:

Details of the Company’s property, plant and equipment included in mineral properties are as follows:

	Property		Exploration
	acquisition	Buildings,	And
	and mine	plant and	evaluations
	development	equipment	assets	Total

Cost

At January 1, 2013	$183,759	$141,261	$97,806	$422,826
Additions	18,214	7,081	7,708	33,003
Reclassification to held for sale	(1,469)	(1,059)	(53,302)	(55,830)
At December 31, 2013	200,504	$147,283	$52,212	$399,999
Additions	17,181	4,965	240	22,386
Seabee NSR Royalty sale	(12,522)	-	-	(12,522)
Transfers between groups	14,625	47	(14,672)	-
At December 31, 2014	$219,788	$152,295	$37,780	$409,863

Depreciation and impairment losses

At January 1, 2013	$111,070	$96,808	$7,346	$215,224
Depreciation	10,927	11,879	-	22,806
Impairment (Note 10)	22,059	277	41,499	63,835
Reclassification to held for sale	-	(1,059)	(41,351)	(42,410)
At December 31, 2013	144,056	$107,905	$7,494	$259,455
Depreciation	10,804	10,692	-	21,496
At December 31, 2014	$154,860	$118,597	$7,494	$280,951

Carrying amounts

At December 31, 2013	$56,448	$39,378	$44,718	$140,544
At December 31, 2014	$64,928	$33,698	$30,286	$128,912

Seabee Gold Operation NSR Sale

During the first quarter of 2014, the Company completed a Net Smelter Return (“NSR”) royalty agreement on the Seabee Gold Operation. Pursuant to this transaction, proceeds of U.S. $12.0 million were received by the Company in exchange for a three (3) percent NSR. On the Company’s Statement of Financial Position, proceeds received from the completion of the NSR royalty agreement were booked to Cash with a corresponding credit to Mineral Properties. Under the terms of the NSR, the Company has the option, which expires on December 31, 2016, to purchase half or 1.5 percent of the three percent NSR for U.S. $12.0 million. The NSR payments will be paid quarterly in cash or in physical gold at the average price of gold in each calendar month. During 2015, NSR costs were $2.3 million (2013 – nil).

Exploration properties

Amounts reflected for exploration properties not in commercial production represent costs incurred to date, net of impairments, and are not intended to reflect present or future values. The recoverability of these costs is dependent upon the discovery of economically recoverable ore reserves and the ability to obtain necessary financing for the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties.

At December 31, 2014, the Company reviewed its exploration and evaluation assets individually for indicators of impairment. Management believes that the Company’s exploration and evaluation assets have not yet reached a stage that permits a reasonable assessment of the economically recoverable reserves. In addition, exploration activities in relation to these assets are continuing or planned for the future. As such, no indicators that the carrying amount of these assets may exceed their recoverable amount were noted.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Leased machinery

To support its operations, the Company may lease production equipment under finance lease agreements. At December 31, 2014, the Company did not have any assets under finance leases included in buildings, plant and equipment (December 31, 2013: $3.0 million).

Security

The Company’s Term loan (Note 13) is secured by a general security agreement covering all of the Company's assets, except those subordinated to bank debt.

Capitalized interest

At December 31, 2014, the Company did not capitalize any interest with respect to its Term loan (Note 13). For the year ended December 31, 2013, interest costs of $0.2 million relating to the Madsen project were capitalized in accordance with the Company’s accounting policy prior to the classification of this project as assets held for sale.

Mine Operating Costs by Function

December 31	2014	2013

Production costs	$50,211	$44,051
Depreciation and depletion	21,965	22,949
Impairments (Note 10)	-	63,835
	$72,176	$130,835

10.	Impairment Loss

The Company’s accounting policy requires assessment whether any indication of impairment exists at each of its mineral properties at the end of each reporting period.

2014 Indicators of Impairment

There have been no indicators of impairment at December 31, 2014 for the Company’s CGU (the Seabee Gold Mine and the Santoy Mine Complex). Therefore, according to IAS 36, Impairment of Assets, no further evaluation work was required for the Seabee Gold Operation. The Company also reviewed and concluded that a reversal of previous impairment charges was not warranted because indicators of reversal were not present.

2013 Indicators of Impairment

(a) Seabee Gold Operation

During 2013, due to revised assumptions relating to future production from the Seabee Gold Operation during the third quarter, it was determined that there were indicators of impairment and an estimate of the recoverable amount of the Company’s mineral properties was completed. This assessment was done at the Cash Generating Unit (“CGU”) level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Fair Value Less Costs of Disposal (“FVLCD”) of the Company’s CGU was determined by calculating the net present value of the future cash flows expected to be generated by the CGU. Determining the recoverable amount required the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. The estimates of future cash flows were derived from the Company’s most recent Life of Mine Plan (“LOMP”) utilizing an average estimated long-term gold price of CDN $1,435 per ounce to estimate future revenues. The future cash flows of the Company’s CGU were discounted using a real weighted average cost of capital (“WACC”) of 7.75 percent after taking into account the location, market risk and various other factors deemed applicable to the project.

Based on the Company’s estimate of FVLCD, total impairment losses of $22.2 million were recognized during 2013 because the carrying amount of the Company’s Seabee Gold Operation CGU exceeded its recoverable amount; as such, the Company’s Mineral properties balance was reduced by the amount of the impairment with a corresponding charge recognized in profit (loss).

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(b) Madsen Property

The Company completed the sale of the Madsen Property during the first quarter of 2014.

During 2013, the Company’s Madsen assets were classified as held for sale. Immediately before classification as held for sale, the Madsen assets were re-measured at the lower of their carrying amount and fair value less costs to sell. Based on the Company’s estimate of FVLCS, an impairment loss was recognized as the carrying amount of the Company’s Madsen Property exceeded its recoverable amount by $41.6 million; as such, the Company’s Mineral properties balance was reduced by the amount of the impairment with a corresponding charge recognized in profit (loss).

11.	Decommissioning and Reclamation:

The Company’s decommissioning and reclamation costs consists of reclamation and closure costs. Mineral property obligations were determined using discount rates ranging from 1.76 to 2.77 percent. Expected undiscounted payments of future obligations are $7.4 million over the next 4 to 10 years. During 2014, an accretion expense of $0.1 million has been charged (2013 - $0.2 million), augmented by revisions made to the decommissioning and reclamation costs, resulting in an increase in the overall carrying amount of the provision. Changes to the provision during the year ended December 31, 2014 are as follows:

As at December 31,	2014	2013

Decommissioning and reclamation provision, beginning of year	$6,447	$9,163
Accretion	148	182
Revisions due to change in estimates and discount rate	203	(673)
	6,798	8,672
Amount re-classified to Liabilities related to assets held for sale	-	(2,225)
Decommissioning and reclamation provision, end of year	$6,798	$6,447

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to its properties in the amount of $2.1 million (December 31, 2013 - $2.2 million). As security for these letters of credit, the Company has provided investment certificates in the amount of $2.1 million (December 31, 2013 - $2.2 million).

As filed with the Government of Saskatchewan’s Ministry of Environment, the Company estimated in its Mine Closure Plan the closure costs at the cessation of mining at its Seabee Mine at $6.3 million. Actual costs of completing the reclamation of the mine site may be higher than those estimated. The Company has issued letters of credit in favor of the Ministry of Environment in the amount of $2.1 million in support of its obligations. The letters of credit are secured by investment certificates. The Company has received approval to incrementally fund its remaining closure cost obligations over the next four years as follows: 2015 - $0.5 million; 2016 - $1.0 million; 2017 - $1.0 million; and 2018 - $1.5 million.

12.	Accounts Payable and Accrued Liabilities:

As at December 31,	2014	2013

Trade payables	$3,225	$4,123
Accrued liabilities	2,554	820
Salaries and wages payable	2,363	2,054
	$8,142	$6,997

The fair value of accounts payable and accruals approximate their carrying amount. Trade payables relate mainly to the acquisition of materials, supplies and contractors services. These payables do not accrue interest and no guarantees have been granted.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

13.	Loans and Borrowings:

This note provides information about the contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate and liquidity risk, see Note 22.

As at December 31,		2014	2013

Current liabilities
Demand loans	(a)	$-	$2,950
Current portion of finance lease liabilities	(b)	-	291
Current portion of term loan	(c)	3,600	23,628
Revolving loan	(e)	-	5,000
		$3,600	$31,869

As at December 31,		2014	2013

Non-current liabilities
Term loan	(c)	$21,581	$23,628
Less current portion	(c)	(3,600)	(23,628)
		$17,981	$-

At December 31, 2013, the Company was not in compliance with a certain financial covenant requirement of the Term Loan. As such, the amortized cost of this facility was reclassified as a current liability. During the first quarter of 2014, the Company obtained a waiver from the lender and entered into a Waiver and Credit Amendment Agreement (“Amending Agreement”) to make certain amendments to the original Credit Agreement. As such, the long-term portion of this Term Loan was reclassified back to non-current liabilities in the first quarter of 2014. At December 31, 2014, the Company was bound by and met all covenants on this credit facility.

(a) Demand Loans

The Company’s obligations under demand loans were retired during the third quarter of 2014.

As at December 31,	2014	2013

	$-	$2,950
	$-	$2,950

(b) Finance Lease Liabilities

The Company’s obligations under finance leases were retired during the first quarter of 2014.

(c) Term Loan

Terms

Interest on the Company’s term loan (the “Term Loan”) with Crown Capital Partnership Inc. (“CCP”) is fixed at 10 percent, compounds monthly and is payable monthly. Monthly principal payments of $0.3 million began in May 2014. The maturity date of the Term Loan is 60 months from closing (April 2018), at which time a $10.9 million principal payment will be due.

Closing Costs

The Company incurred $1.6 million of closing costs associated with the completion of this Term Loan. These costs reduce the carrying value of the Term Loan on the Statement of Financial Position and will be amortized using the effective interest rate method at an effect rate of approximately 12 percent over the five year period of the Term Loan.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

For the years ended December 31,	2014	2013

Term loan	$25,000	$25,000
Adjustments:
Closing costs	(1,627)	(1,627)
Amortization of closing costs	608	255
Principal repayments	(2,400)	-
Current portion	(3,600)	(23,628)
	$17,981	$-

Repayment Schedule

The tables below outline remaining scheduled repayments of the Term Loan until maturity.

	Term Loan		Future Value of
	Principal		Term Loan
	Payments	Interest	Payments
As at December 31,	2014	2014	2014

Less than one year	$3,600	$2,095	$5,695
Between one and five years	19,000	3,498	22,498
	$22,600	$5,593	$28,193

The Term Loan is subordinate to all of the Company’s other short-term and long-term Loans and borrowings and contains early retraction and redemption provisions. The Company has the right to prepay the Term Loan subject to a prepayment fee (calculated on the amount being prepaid) of:

Months Following Closing *	Prepayment Fee
Months 13 – 24	2%
Months 25 – 36	1%
Months 37 – 60	0%

* The Term Loan with CCP closed in April 2013.

(e) Revolving Loan

The Company’s $5.0 million revolving loan was repaid during the first quarter of 2014.

(f) Line of Credit

The Company has access up to an $8.5 million operating line of credit which bears interest at prime plus 5.0 percent; the prime rate at December 31, 2014 was 3 percent. At December 31, 2014, this operating line of credit was undrawn. These funds are available for general corporate purposes. At December 31, 2014, the Company was bound by and met all covenants on this credit facility.

14.	Net Royalty Obligation:

(a) Royalty Agreements

During each of 2004, 2005, 2006 and 2007, the Company entered into separate Royalty Agreements (“Agreements”) whereby it sold a basic royalty on gold production at its Seabee Gold Operation. The Company received cash consideration consisting of royalty income, indemnity fee income and interest income.

Under the terms of the Agreements, the Company is required to make royalty payments at fixed amounts per ounce of gold produced; these amounts vary over the term of the respective Agreements. A portion of the cash received at the inception of the respective agreements was placed with a financial institution; in return, the Company received a promissory note which is classified as restricted for accounting purposes. The Company utilizes interest earned from the restricted promissory notes and, if necessary, a portion of the principal to fund the basic royalty payments pursuant to each agreement. Over the life of the royalty agreements, it is expected that interest earned and principal from the restricted promissory notes will be sufficient to fund the expected basic royalty payments.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The Company has the legal right of offset and the intention to settle on a net basis. As such, the Company has presented these transactions on a net basis on the Statements of Financial Position.

	Note	2004 Agreement	2005 Agreement	2006 Agreement	2007 Agreement	Total

Restricted Promissory Notes

Principal Balance (1)	(b)(d)	-	14,679	36,099	26,305	77,083
Interest receivable (1)		-	147	2,209	1,609	3,965
Interest Rate		-	6 percent	7 percent	7 percent
Maturity	(d)	DEC 10, 2014	FEB 15, 2015	FEB 15, 2016	FEB 15, 2017

Royalty Payments

Royalty Rate per ounce of gold produced (2)		-	$65.00 to $112.45	$88.95 to $198.95	$48.64 to $147.05
Royalty payable (current) (1)	(b)(d)	-	654	2,195	1,586	4,435
Royalty obligation payable (long-term) (1)	(b)(d)	-	14,179	36,129	26,398	76,706

Net Profit Interest	(c)	-	-	-	-	-

Applicable years (3)		-	2015	2015-2016	2015-2017
Percent		-	1.00, 2.00 or 3.00	3.75, 4.00 or 4.25	3.50, 3.70 or 3.90
Price of gold thresholds		-	$875, $1,075 or $1,275	$975, $1,175 or $1,375	$1,250, $1,500 or $1,675

(1)	At December 31, 2014.
(2)	Over the remaining life of the respective agreements.
(3)	The NPI pursuant to the 2004 Royalty Agreement expired on December 31, 2014.

(b) Net Royalty Obligation

The following schedule outlines the different components of the transaction that are presented net on the Company’s consolidated Statements of Financial Position:

As at December 31,	2014	2013

Current portion
Assets
Interest receivable on Restricted promissory notes	$3,965	$4,991
Restricted promissory note (2004 agreement)	-	6,776
Restricted promissory note (2005 agreement)	14,679	-
	18,644	11,767

Liabilities
Current portion of deferred revenue	942	1,075
Interest payable on royalty obligations	4,435	4,782
Royalty obligation (2004 agreement)	-	6,911

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

As at December 31,	2014	2013

Royalty obligation (2005 agreement)	14,179	-
	19,556	12,768

Net royalty obligation (current)	$(912)	$(1,001)

As at December 31,	2014	2013

Long-term portion
Assets
Restricted promissory notes	$62,404	$76,978

Liabilities
Deferred revenue	531	1,473
Royalty obligation	62,527	77,331
	63,058	78,804

Net royalty obligation (long-term)	$(654)	$(1,826)

Total net royalty obligation	$(1,566)	$(2,827)

The interest income and the indemnity fees received by the Company are being amortized into income over the prepayment period and the life of the respective agreements. The interest income and the indemnity fees are netted against interest expense and are reflected in “Financing expense” on the consolidated statement of income.

(c) NPI Payment

In addition to the royalty, the Company granted a net profit interest (“NPI”) of varying percentages, payable only if gold prices exceed a pre-determined threshold. Prior to any NPI payment, the Company is entitled to first recover the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Operation. These expenditures are calculated on a cumulative basis from the commencement of the individual agreements. At December 31, 2014, the cumulative carry forward amounts remained in a deficiency position under each of the agreements and no payments are expected during 2015 or 2016.

(d) Call and Put

Under certain circumstances, a 100 percent owned subsidiary of Claude has the right to purchase (“Call”) the equity of the holder of the royalties or right to receive the royalties at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to the Company under the promissory notes. Under certain circumstances, the purchaser of the royalties will have the right to sell (“Put”) their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiary of Claude’s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

During the year ended December 31, 2014, the Company’s 100 percent owned subsidiary exercised its call right to purchase the equity of the holder of the royalty pursuant to the 2004 Red Mile Royalty Agreement. Furthermore, subsequent to December 31, 2014, the same subsidiary exercised its call right to purchase the equity of the holder pursuant to the 2005 Red Mile Royalty Agreement. In each case, the restricted promissory note pursuant to the respective agreements was sufficient to satisfy the call price. At March 26, 2015, only the 2006 and 2007 Royalty Agreements remain.

15.	Share Capital:

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

The common shares of the Company are entitled to vote at all meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

As at December 31,		2014		2013
	Shares		Shares
Common shares:

Outstanding, beginning of year	175,811,376	$190,999	173,745,564	$189,640
ESPP (a)	7,799,148	2,454	2,065,812	1,359
Equity issue (e)	4,545,454	1,000	-	-
Issue costs, net of income taxes	-	(210)	-	-
Outstanding, end of year	188,155,978	194,243	175,811,376	190,999

Warrants and other equity:

Warrants (e) (f)		4,474		4,474
Tax adjusted cumulative issue costs		(228)		(228)
	188,155,978	$198,489	175,811,376	$195,245

The Company has the following equity-settled plans:

(a)	Employee Share Purchase Plan (“ESPP”)

The ESPP was established to encourage employees to purchase the Company’s common shares. Under the plan, eligible employees may contribute up to five percent of their basic annual salary and the Company shall contribute common shares in an amount equal to 50 percent of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period.

During 2014, the Company issued 7,799,148 common shares (2013 – 2,065,812) pursuant to this plan. The maximum number of common shares of the Company available for issue under this ESPP is five percent of the Company’s common shares outstanding. Distribution of common shares pursuant to the Company’s ESPP occurs annually, subsequent to the year of participation. Subsequent to December 31, 2014, the Company issued 6,105,093 shares pursuant to 2014 participation in the plan.

The weighted average fair value of ESPP options granted during 2014 was $0.06 (2013 - $0.25) and, for accounting purposes, was estimated using the Black-Scholes option pricing model with assumptions of a 1.00 year weighted average expected option life (2013 – 1.00 year), a 19 percent expected forfeiture rate (2013 – 23 percent), 68 percent volatility (2013 – 61 percent) and an interest rate of 1.0 percent (2013 – 1.1 percent). The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares over the weighted average expected option life.

During 2014, compensation expense recognized in respect of the ESPP was $0.3 million (2013 - $1.7 million). This compensation expense has been included in General and administrative expense in the Consolidated Statements of Income.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(b)	Stock Option Plan

The Company has established a stock option plan under which common share purchase options may be granted to directors, officers and key employees. The maximum number of common shares available for option under the stock option plan is nine percent of the Company’s common shares outstanding. Options granted have an exercise price of the Company’s prior day’s closing price quoted on the TSX for the common shares of Claude. All options are settled by physical delivery of shares. Vesting periods of options granted under the Company’s stock option plan vary on a grant by grant basis, at the discretion of the Company’s Board of Directors. Grants to Employees have a term to expiry of 7 to 10 years and typically have a vesting term of 3 to 5 years. Grants to Directors have a term to expiry of 7 to 10 years and vest immediately.

Options outstanding under this plan at December 31, 2014 and December 31, 2013 and their weighted average exercise prices are as follows:

		Weighted		Weighted
	DEC 31	Average	DEC 31	Average
	2014	Exercise	2013	Exercise
	Options	Price	Options	Price

Beginning of year	7,936,361	$1.19	6,948,527	$1.43
Options granted	1,096,576	0.21	1,937,268	0.43
Options exercised	-	-	-	-
Options forfeited	(475,000)	1.05	(934,434)	1.35
Options expired	(60,000)	1.57	(15,000)	1.79
Outstanding, end of year	8,497,937	$1.07	7,936,361	$1.19

There were no stock options exercised during 2014 or 2013.

For director and employee options outstanding at December 31, 2014, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options Outstanding			Options Exercisable (Vested)
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.17 - $0.50	2,880,341	5.75	$0.36	887,366	5.48	$0.44
$0.51 - $1.00	973,178	4.17	0.75	973,178	4.17	0.75
$1.01 - $1.50	2,339,673	3.83	1.20	2,339,673	3.83	1.20
$1.51 - $2.00	1,828,000	5.12	1.87	1,626,000	4.96	1.86
$2.01 - $2.38	476,745	6.18	2.32	405,396	6.17	2.31
	8,497,937	4.93	$1.07	6,231,613	4.57	$1.27

The foregoing options have expiry dates ranging from January 5, 2015 to December 11, 2021.

The weighted average fair value of stock options granted during 2014 was $0.13 and was estimated using the Black-Scholes option pricing model with assumptions of a 5.9 year weighted average expected option life, a 6.8 percent expected forfeiture rate, 74.2 percent volatility and interest rates ranging from 1.4 to 1.9 percent. The weighted average fair value of stock options granted during 2013 was $0.28 and was estimated using the Black-Scholes option pricing model with assumptions of a 6.1 year weighted average expected option life, a 4.8 percent expected forfeiture rate, 72.9 percent volatility and interest rates ranging from 1.4 to 2.1 percent.

For 2014, the compensation expense recognized in respect of stock options was $0.4 million (2013 - $0.5 million). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income (loss).

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares over the weighted average expected option life.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The Company has the following cash-settled plans:

(c)	Deferred Share Unit Plan

The Company offers a Deferred Share Unit (“DSU”) plan to non-employee Directors. A DSU is a notional unit that reflects the market value of a single common share of Claude. A portion of each Director’s annual retainer is paid in DSUs. Each DSU fully vests upon award and are redeemable for cash upon a director leaving the Company’s Board of Directors. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the Director.

During 2014, the Company granted 3,043,481 DSUs to participating Directors. At December 31, 2014, total DSUs held by participating Directors was 3,302,985 (December 31, 2013 – 1,580,086). During 2014, the Company settled 1,320,582 DSUs in conjunction with the retirement of two Directors. Subsequent to December 31, 2014, the Company granted 517,123 DSUs to participating Directors.

Compensation expense recognized in respect of DSUs during 2014 was $1.0 million (2013 - $0.2 million). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income.

(d)	Restricted Share Unit Plan

In 2014, the Company established a Restricted Share Unit (“RSU”) plan whereby it may provide each plan participant an annual grant of RSUs in an amount determined by the Company’s Board of Directors. An RSU is a notional unit that reflects the market value of a single common share of Claude that entitles the participant to a cash payment for all fully vested units. RSUs vest annually over a three-year period. The final value of the RSUs will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of RSUs held by participants.

For RSUs, the Company records compensation expense with an offsetting credit to accounts payable to reflect the estimated fair value of RSUs granted to participants. During 2014, a total of 1,058,696 RSUs were granted to participants in the Company’s RSU plan. At December 31, 2014, total RSUs held by plan participants was 778,261.

During 2014, compensation expense recognized in respect of RSUs $0.2 million (2013 - $nil). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income.

Equity Issue:

(e)	Credit Agreement Waiver

During 2013, the Company granted 5,750,000 common share purchase warrants priced at $0.70 per common share purchase warrant (Note 15(f)). The value of the common share purchase warrants on the date of issuance was $1.0 million. During the first quarter of 2014, pursuant to a credit agreement waiver with CCP, the warrants were cancelled for consideration of $1.0 million, which was paid with 4,545,454 common shares of the Company.

Other:

(f)	Schedule of Warrants Outstanding

Each common share purchase warrant entitles the holder to acquire one common share of the Company at prices determined at the time of issue.

		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date *	DEC 31, 2013	Granted	Cancelled	DEC 31, 2014
$0.70	April 5, 2018	5,750,000	-	5,750,000	-

* At December 31, 2014, there were no common share purchase warrants outstanding. This compares to 5.8 million common share purchase warrants outstanding at December 31, 2013. As noted above, the 5,750,000 warrants held by CCP were cancelled in conjunction with an Amending Agreement pursuant to a long term debt arrangement between Claude and CCP during the first quarter of 2014.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The range of exercise prices and dates of expiration of the common share purchase warrants outstanding at December 31, 2013 were as follows:

		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	DEC 31, 2012	Granted	Expired	DEC 31, 2013
$1.60	May 22, 2013	1,693,200	-	1,693,200	-
$0.70	April 5, 2018	-	5,750,000	-	5,750,000
		1,693,200	5,750,000	1,693,200	5,750,000

16.	Finance Expense:

For the years ended December 31,	2014	2013

Interest expense on loans and borrowings	$2,770	$2,884
Interest capitalized to mineral properties	-	(211)
Retirement of warrants	790	-
Debenture and Term Loan amortization	354	340
Accretion expense	148	182
	$4,062	$3,195

Finance expense paid for during 2014 was $2.8 million (December 31, 2013 - $2.9 million).

17.	Finance and Other Income:

For the years ended December 31,	2014	2013

Net royalty income	$(1,261)	$(1,214)
Other income	(165)	(217)
Derivative gain	(711)	(1,249)
Interest income	(110)	(32)
	$(2,247)	$(2,712)

Finance and other income received during 2014 was $1.0 million (December 31, 2013 - $1.5 million).

18.	Personnel Expenses:

For the years ended December 31,	2014	2013

Wages and salaries	$32,812	$35,182
Canadian Pension Plan (CPP) and EI remittances	1,216	1,305
	$34,028	$36,487

19.	Related Party Transactions:

Key Management Personnel

Compensation of key management personnel of the Company:

For the years ended December 31,	2014	2013

Cash compensation – Salaries, short-term incentives and other Benefits	$1,655	$1,406
Long term incentives, including share-based payments	1,120	1,069
Total compensation paid to key management personnel	$2,775	$2,475

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The Company’s Executive Leadership Team (consisting of the Chief Executive Officer and the Chief Financial Officer) are considered to be Key Management Personnel. In addition, members of the Company’s Board of Directors are included in this definition, as defined by IAS 24, Related Party Disclosures.

Compensation of the Company’s key management personnel includes salaries, non-cash benefits and board fees. Executive officers also participate in the Company’s ESPP, stock compensation program and RSU program. The Board of Directors also participate in the DSU program.

20.	Income Taxes:

(a) Effective tax rate reconciliation

The provision for income tax, both current and deferred, differs from the amount calculated by applying the combined expected federal and provincial income tax rate to profit before income tax. The reasons for these differences are as follows:

For the years ended December 31,	2014	2013

Profit (loss) before income taxes	$4,552	$(74,843)
Federal and Provincial statutory income tax rate	27.0%	27.0%
Expected tax (recovery) expense	1,229	(20,208)

Permanent differences	89	556
Other	(174)	23
Loss of resource pools on sale of Madsen Gold Project	4,991	-
Decrease in tax assets related to royalty payable	255	66
Tax assets not recorded	(6,390)	18,143
Income tax recovery	$-	$(1,420)

(b) Income tax recognized directly in Other comprehensive income (loss)

Other comprehensive income included on the consolidated statements of comprehensive income (loss) is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income (loss):

For the year ended December 31, 2013:

		Income tax
	Before tax	(recovery) expense	Net of tax

Other comprehensive income (loss)

Loss on available for sale securities transferred to profit	262	(35)	227
Unrealized loss on available for sale securities	(231)	32	(199)
	31	(3)	28

For the year ended December 31, 2014:

		Income tax
	Before tax	(recovery) expense	Net of tax

Other comprehensive income (loss)

Gain on available for sale securities transferred to profit	(1,317)	-	(1,317)
Unrealized gain on available for sale securities	1,425	-	1,425
	108	-	108

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(c) Significant components of recognized Deferred income tax assets (liabilities)

The significant components of deferred income tax assets/liabilities are as follows:

				Recognized in
		Recognized	Recognized	other
	JAN 1	in	directly	comprehensive	DEC 31
	2013	Net profit	to equity	Income	2013

Deferred income tax assets (liabilities)
Financing charges	688	(430)	(258)	-	-
Decommissioning and reclamation	2,475	(2,475)	-	-	-
Net royalty obligation	2,505	(2,505)	-	-	-
Investments	-	(3)	-	3	-
Mineral properties	(7,815)	7,815	-	-	-
Loss carry forwards	1,002	(1,002)	-	-	-
Other	48	20	(68)	-	-
Total Deferred income tax assets (liabilities)	(1,097)	1,420	(326)	3	-

Recognized in
		Recognized	Recognized	other
	JAN 1	in	directly	comprehensive	DEC 31
	2014	Net profit	to equity	Income	2014

Deferred income tax assets (liabilities)
Financing charges	-	-	-	-	-
Decommissioning and reclamation	-	-	-	-	-
Net royalty obligation	-	-	-	-	-
Investments	-	-	-	-	-
Mineral properties	-	-	-	-	-
Loss carry forwards	-	-	-	-	-
Other	-	-	-	-	-
Total Deferred income tax assets (liabilities)	-	-	-	-	-

Management is not recognizing any deferred tax assets in excess of its deferred tax liabilities and does not expect to recognize any significant deferred tax assets or liabilities in the foreseeable future from its current operations.

(d) Significant components of unrecognized Deferred income tax assets (liabilities)

The significant components of unrecognized deferred income tax assets/liabilities are as follows:

	JAN 1 2013	Tax assets not recognized in net income	Tax assets not recognized in equity	Tax assets not recognized in other comprehensive income	DEC 31 2013

Deferred income tax assets (liabilities)
Financing charges	-	165	-	-	165
Decommissioning and reclamation	-	2,342	-	-	2,342
Net royalty obligation	-	2,017	-	-	2,017
Investments	247	32	-	-	279
Mineral properties	-	12,532	-	-	12,532
Loss carry forwards	-	989	-	-	989
Other	-	66	-	-	66
	247	18,143	-	-	18,390

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

	JAN 1 2014	Tax assets not recognized in net income	Tax assets not recognized in equity	Tax assets not recognized in other comprehensive income	DEC 31 2014

Deferred income tax assets (liabilities)
Financing charges	165	30	-	-	195
Decommissioning and reclamation	2,342	(507)	-	-	1,835
Net royalty obligation	2,017	(678)	-	-	1,339
Investments	279	(168)	-	-	111
Mineral properties	12,532	(5,275)	-	-	7,257
Loss carry forwards	989	-	-	-	989
Other	66	208	-	-	274
	18,390	(6,390)	-	-	12,000

(e) Unrecognized Income Tax Credits

The Company has $4.1 million (2013 - $4.2 million) of unused income tax credits that can be applied against future taxes payable. No deferred tax asset or income tax credit receivable has been recognized as it is not probable that future taxable profits will be available to utilize the credits. The income tax credit will expire, if unused, as follows:

2014

2026	$61
2027	539
2028	314
2029	230
2030	273
2031	700
2032	1,843
2033	157
2034	11
$4,128

(f) Unrecognized Tax Loss Carryforwards

The Company has tax loss carryforward balances that have not been recognized. No deferred tax asset has been recognized as it is not probable that they will be utilized. The tax loss carryforward balance and year of expiry are summarized as follows:

2014

2025	$283
2026	278
2027	313
2028	287
2029	779
2030	1,143
2031	489
2032	90
2033	96
$3,758

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

21.	Earnings (Loss) Per Share:

Basic:

The calculation of basic earnings per share has been based on the following profit (loss) attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

For the years ended December 31,	2014	2013

Net profit (loss) attributable to common Shareholders	$4,552	$(73,423)
Weighted average number of common shares outstanding (basic)	186,645	175,562
Basic net profit (loss) per share	$0.02	$(0.42)

Diluted:

For the years ended December 31,	2014	2013

Net profit (loss) attributable to common Shareholders	$4,552	$(73,423)
Weighted average number of common shares outstanding	186,645	175,562
Dilutive effect of stock options	232	-
Dilutive effect of warrants	-	-
Weighted average number of common Shares outstanding (diluted)	186,877	175,562
Diluted net profit (loss) per share	$0.02	$(0.42)

Excluded from the computation of diluted earnings per share for the year ended December 31, 2014 were options outstanding on 7.7 million common shares with an average exercise price greater than the average market price of the Company’s common shares.

For the year ended December 31, 2013, there was no effect of applying the treasury-stock method to the weighted average number of shares outstanding as all of the options and warrants were anti-dilutive.

22.	Financial Instruments:

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company’s Audit Committee oversees Management’s compliance with the Company’s financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk – The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and reclamation deposits with high-credit quality financial institutions. Sales of precious metals are to entities considered to be credit worthy, as evaluated through the Company’s risk management program, which includes an evaluation of new and existing customers and quarterly monitoring.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes operating cash flows will be sufficient to fund the ongoing capital improvements at the Seabee properties for the next twelve months. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand.

	Payments/Commitments due by period
At December 31, 2014	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 years
Contractual Obligation

Term loan	22,600	3,600	7,200	11,800	-
Interest on term loan	5,593	2,095	3,110	388	-
Decommissioning and reclamation	4,000	500	2,000	1,500	-
Office lease	356	194	162	-	-
	32,549	6,389	12,472	13,688	-

Market Risk – Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk that the Company is exposed to varies depending on the composition of its derivative instrument portfolio, as well as current and expected market conditions. The significant market risk exposures to which the Company is exposed are Foreign exchange risk, Commodity price and Interest rate risk. These are discussed further below:

Foreign exchange risk – The results of the Company’s operations are subject to currency risks. The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The Company is not exposed to material foreign exchange risk on its financial instruments.

For a $0.01 movement in the US$/CDN$ exchange rate, based on assumptions comparable to 2014 actuals, earnings and cash flow will have a corresponding movement of $1.0 million, or $0.01 per share.

Interest rate risk – In respect to the Company’s financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits and debt. In respect to financial liabilities, the Company’s line of credit carries a floating interest rate with the balance of Company debt at fixed interest rates. When possible, the Company will fix its interest costs to avoid variations in cash flows. Due to the greater proportion of fixed rate debt, a one percent change in interest rates would not materially impact earnings or cash flows.

Commodity price risk – The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production. The Company is not exposed to material commodity price risk on its financial instruments.

For a U.S. $10 movement in gold price per ounce, based on assumptions comparable to 2014 actuals, earnings and cash flow will have a corresponding movement of CDN $0.7 million, or $0.00 per share.

At December 31, 2014, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2015 production totaling 16,000 ounces. The market value gain inherent in these contracts at December 31, 2014 was $0.5 million. The Company did not have any derivative instruments outstanding at December 31, 2013.

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, short and long-term investments, restricted promissory notes, reclamation deposits, demand loans, accounts payable and accrued liabilities, long-term debt, and royalty obligations.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For disclosure purposes, all financial instruments measured at fair value are categorized into one of three hierarchy levels, described below. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurement used to value option contracts) or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position, are as follows:

As at December 31,	2014		2013
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Loans and receivables
Cash and cash equivalents (1)	$11,172	$11,172	-	-
Short-term investments (1)	-	-	$1,500	$1,500
Accounts receivable (2)	2,710	2,710	2,873	2,873
Available-for-sale financial assets
Investments (1)	1,177	1,177	143	143
Held-to-maturity
Deposits for reclamation costs	2,079	2,079	2,237	2,237
Other financial assets
Assets held for sale	-	-	13,423	13,423
Derivative instruments (3)	535	535	-	-
Other financial liabilities
Bank indebtedness	-	-	8,623	8,623
Demand and revolving loans	-	-	7,950	7,950
Accounts payable	8,142	8,142	6,997	6,997
Liabilities related to assets held for sale	-	-	2,316	2,316
Net royalty obligations	1,566	1,566	2,827	2,827
Term loan	21,581	22,600	23,628	25,000

(1)	Based on quoted market prices – Level 1.
(2)	At December 31, 2014, there were no receivables that were past due or considered impaired.
(3)	Based on models with observable inputs – Level 2.

Valuation Techniques:

Investments

The fair value of Investments is determined based on the closing bid price of each security at the balance sheet date. The closing bid price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore Investments are classified within Level 1 of the fair value hierarchy.

Term Loan

The Company’s Term Loan is recorded at amortized cost. The fair value is the principal outstanding on the Term Loan, as the fixed interest rate approximates rates for similar instruments.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2014 and 2013
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

23.	Capital Management:

The Company’s objective when managing its capital is to safeguard its ability to continue as a going concern so that it can provide adequate returns to shareholders and benefits to other stakeholders. The Company defines capital that it manages as the aggregate of its equity attributable to owners of the Company, which is comprised of issued capital, contributed surplus, accumulated deficit and accumulated other comprehensive income (loss).

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust the capital structure, the Company (upon approval from its Board of Directors, as required) may issue new shares through private placements, sell assets or incur debt. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on acquisitions, major investments, as well as annual capital and operating budgets. The Company believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2014. The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

As at December 31,			2014	2013
	Interest	Maturity
Demand loans			$-	$2,950
Revolving loan			-	5,000
Finance lease liabilities			-	291
Term loan *	10.00%	Apr/2018	21,581	23,628
Total debt			$21,581	$31,869

Shareholders’ equity			129,425	122,596

Debt to equity			16.7%	26.0%

* Closing costs associated with the Company’s long-term debt are netted against the principal balance owing, thereby reducing the carrying value of the Company’s debt on the Statement of Financial Position. Amounts presented in the above table are the amortized cost of the balances owing (Note 13).

At December 31, 2014, the Company is bound by and has met all covenants on its credit facilities.

Page 32